www.linkedin.com/in/judymorley
(LinkedIn)

Top Skills

Community Outreach

Non-profits

Public Speaking

Languages

English

Publications

Historic Preservation and the
Imagined West

Use the Cosmic 2x4 to Hit a Home
Run

5 Spiritual Steps to Overcome
Adversity

Judy Morley, PhD

Are you struggling to lead your team through a transition? I help
clients with customer experience, organizational transition, and small
business development. Let's up-level your leadership!
Gettysburg, Pennsylvania, United States

Summary

If you're struggling to lead your team through a transition, I can help.
I am a coach, speaker, executive and entrepreneur with over 20
years of leadership experience. I work with female executives who
need to lead their team through a pivot, change, or conflict. If you're
ready to find your innate power in times of challenge and be the hero
who helps your team through tough times, I can show you how.

I know a thing or two about navigating transitions and thriving from
them. I have overcome Stage IV cancer (with a 25% chance of
survival—and that was 24 years ago), been divorced twice, and had
a failed business. I have been at the helm of organizations that went
through mergers, catastrophic changes in leadership, headquarters
relocations, and, of course, a global pandemic. Each time, I made
sure the organization—and all the people in it—were better because
of the change.

If you want to know how your transition can have a happy ending,
check out my website at www.drjudymorley.net.

_____

Experience

SavorHood Gettysburg
President
October 2022 - Present (1 month)
Gettysburg, PA

Intuitively Speaking
President
April 2018 - Present (4 years 7 months)

SavorHood
Chief Experience Officer

September 2021 - Present (1 year 2 months)
Gettysburg, Pennsylvania, United States

The Lincoln Leadership Institute at Gettysburg
Faculty Member
April 2018 - Present (4 years 7 months)
Gettysburg, Pennsylvania

Tilford's Wood Fired Pizza
Co-Founder and Managing Partner
March 2016 - Present (6 years 8 months)
Lakewood, CO

Developed a strategy for building a national franchise business, then created and implemented a business model with standards and procedures for the entity that aligned with the mission of the newly developed organization; exceeded first year revenue projections by 20%.

YWCA Of Gettysburg & Adams
Interim Executive Director
February 2022 - June 2022 (5 months)
United States

I led this important community organization through a transition in leadership when their ED left unexpectedly. Together with this amazing team, we up-leveled organizational culture, made sense of the budgeting system, implemented new software, streamlined processes, and worked with the Search Committee to find the perfect next permanent ED.

AdvisoryCloud
Advisor
May 2020 - November 2021 (1 year 7 months)

Carroll County Arts Council
Executive Director
April 2018 - September 2021 (3 years 6 months)
Westminster, Maryland

Foothills Center for Spiritual Living
Executive Director
April 2015 - April 2018 (3 years 1 month)
Evergreen, Colorado

A dynamic, innovative and high-performance Executive Director with the proven ability in leading new business development, including responsibility for budgets, resource management and project deliverables.

Keen ability to develop Stakeholder relationships and strategic partnerships enabling the growth and exposure of non-profits.

Oversee the operations and growth of the organization. Handle all marketing functions, class presentations and Sunday services. Give between 46 and 50 motivational talks/year.

Centers for Spiritual Living
7 years

Executive Director of Member Support and Education
July 2014 - June 2015 (1 year)
Golden, CO

Highly skilled in interfacing with individuals at all levels to ensure best positioning and the greatest impact for products and services. Solid background in presenting persuasive presentations, setting aggressive objectives, developing effective strategic and tactical plans, and implementing timelines for deliverables. Managed 9 direct reports and staff totaling 20.

Executive Director of Communications
July 2008 - June 2014 (6 years)

Known for the ability to ascertain needs, envision new concepts and effectively communicate direction. In-depth experience in resolving complex and time-critical issues and implementing initiatives that drive bottom-line results. Demonstrated success in building market presence and branding new concepts. Able to promote leading edge programs and projects within organizations to meet corporate objectives. In-depth experience in Publishing, Conferences and Events, and Marketing. Managed budgets in excess of $5 million. Served on the organizational Leadership Council.

Lower Downtown Design Review Board
Board Member
2003 - 2011 (8 years)

Grasshopper Communications
President
July 2006 - July 2008 (2 years 1 month)

Owned communications agency working with non-profits and local government agencies. Oversaw strategic planning and growth initiatives, interfaced with stakeholders and developed brand management/marketing.

University of Colorado at Denver
Visiting Professor of History
July 2000 - June 2006 (6 years)
Denver, CO

JM Consulting
Strategic Communications Consultant
June 2003 - February 2006 (2 years 9 months)

Provided strategic marketing plans, public process consultation, presentation expertise, and writing skills for a variety of clients, including real estate developers, non-profit organizations, the City of Arvada, Metro Denver Chamber of Commerce, and Windstar Production Studios.

Metropolitan State University of Denver
Visiting Professor of History
August 1999 - June 2005 (5 years 11 months)
Denver, CO

Taught US history courses.

Downtown Denver Partnership
Development Manager
September 2003 - July 2004 (11 months)

Finding potential donors, developing fundraising programs, and writing grants.

Education

The University of New Mexico
PhD, History · (1996 - 2002)

Holmes Institute
Master's degree, Consciousness Studies/Leadership · (2009 - 2013)

University of Colorado at Denver
Master of Arts (M.A.), History · (1993 - 1995)